SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 07 October, 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



7 October, 2005

       BP AGREES SALE OF PETROCHEMICALS BUSINESS TO INEOS FOR $9 BILLION

BP today announced that it is to sell Innovene, its olefins, derivatives and refining group, to UK-based INEOS. The $9 billion cash sale, subject to regulatory approvals, includes all Innovene's manufacturing sites, markets and technologies. The sale is expected to be concluded early in 2006 at which time payment will be received by BP.

"Innovene has proved to be a very attractive business to its peers in the chemicals sector," said Lord Browne, BP Group Chief Executive. "This deal is the very best of a number of good offers. I'm delighted with the outcome which is excellent for BP's shareholders and for Innovene's future."

BP first announced the intention of separating its olefins and derivatives business from its petrochemicals portfolio in April 2004 with an initial public offering (IPO) as one, possible, disposal option. In the interim, it received a number of approaches from companies considering a trade sale leading to this decision instead of the IPO.

Browne said that the decision to sell Innovene in its entirety removed any uncertainty around market conditions at the time of an IPO, as well as would-be investors' concerns about BP's remaining stake and future intentions.

"Consistent with existing BP practice, we remain committed to returning excess free cash flow, including the net proceeds of this sale, to shareholders," he added.

"This is a transformational acquisition elevating INEOS to the world's fourth largest independent petrochemicals company," said Jim Ratcliffe, INEOS Chief Executive. "INEOS and Innovene share a BP heritage of high quality people, assets and technology and are highly complementary businesses."

Innovene is the 100 per cent BP-owned group created in April 2005. It has 8,000 staff, manufacturing facilities in seven countries in North America and Europe; $18 billion revenues in 2004; $13 billion of gross assets; $9.9 billion of net assets; pre-tax profits (Jan-Jun 2005) of $0.7 billion; 18 million tonnes of annual petrochemicals capacity and 412,000 barrels per day of crude oil refining capacity.

Innovene's chief executive is Ralph Alexander and its chief financial officer is Mark Tomkins. Innovene manufactures olefins and related products which are the raw materials for plastics, packaging and textiles industries; and operates two refineries in Europe.

BP was jointly advised by Goldman Sachs and Morgan Stanley on the IPO and sale.


Notes to editors:

BP announced the separation of its olefins and derivatives business in April 2004. It then added two refineries (Grangemouth, UK, and Lavera, France) to the business in November 2004, and created the 100% BP-owned Innovene subsidiary in April 2005.

BP is the world's second largest integrated oil and gas company, operating in more than 100 countries with over 100,000 staff and turnover of $285 billion. INEOS is a leading global manufacturer of speciality petrochemicals and comprises 10 business units each with a major chemical company heritage. Its production network spans 46 manufacturing facilities in 14 countries.


Innovene assets included in sale agreement:

North America                           Europe

Chocolate Bayou, Texas                  Grangemouth (chems/refinery), UK

Texas City (chems), Texas               Lavera (chems/refinery), France

Hobbs Gas Fractionation Facility,       Sarralbe, France
Texas

Battleground (ex-Deer Park), Texas      Feluy, Belgium

Green Lake, Texas                       Geel (polypropylene), Belgium

Carson (chems), California              Lillo, Belgium

Lima, Ohio                              Koln, (excluding ethylene oxide),
                                        Germany

Whiting (chems), Indiana                Marl, Germany

Joffre, Canada                          Rosignano, Italy

                                        The NOVA Innovene joint venture




Further media enquiries:

BP:      Press Office      +44 (0)207 496 4076 / 4827      www.bp.com
INEOS:   Press office      +44 (0)2380 28 7081 / 7025      www.ineos.com



- ENDS -

                                         SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BP p.l.c.
                                        (Registrant)


Dated:  07 October, 2005                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary